United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. Appointment of New Inter&Co Investor Relations Officer INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general that the Board of Directors of the Company appointed the current Economic Research Officer of Banco Inter S.A., Ms. Rafaela de Oliveira Vitória ("Rafaela Vitória”) to serve as Inter&Co Investor Relations Officer, office previously held by Santiago Stel, who will remain as CFO. Rafaela Vitória, PhD, CFA, holds a degree in Economics from the Federal University of Minas Gerais (UFMG), an MBA from the Wharton School at the University of Pennsylvania, and a Ph.D. from UFMG. She has previously served as the Wealth Management Director at BankBoston, Head of Research at Kinea Investimentos, Latin America Corporate Ratings Director at Standard and Poor's, and Partner at Sonar Investimentos. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, June 20, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: June 20, 2024